

HARVARD BUSINESS SERVICES, INC.

16192 COASTAL HIGHWAY
LEWES, DELAWARE 19958-9776
Phone: (302) 645-7400 (800)-345-2677
Fax: (302) 645-1280
www.delawareinc.com

Mr. Thomas Carmody
745 Atlantic Ave
Boston MA, 02210

Dear Mr. Carmody,

We would like to convey our congratulations to you and Kings Crowd LLC. We hope you enjoy terrific success with your new company. Thank you for giving us the opportunity to serve you as your incorporator and Delaware Registered Agent. You are now our valued client and we want to increase your success in any way we can.

Name: **Kings Crowd LLC**
Date of Formation: December 14, 2017
Delaware State File Number: **6662790**
HBS Record ID Number: 342789

Enclosed is the Recorded Copy of your Certificate of Formation. Please review the information on the certificates and insert them in your corporate kit.

Please remember the following:

1. We must be made aware of any address changes. You may provide this information to us via email (mail@delawareinc.com) or phone (800-345-2677 ext. 6903). This will ensure that we remind you of the following two things:

2. Delaware LLC/LP tax is due **June 1st** each year. If the LLC/LP tax is not received by June 1st, a $200 late penalty plus 1.5% interest monthly will be imposed by the State of Delaware and your company will cease to be in good standing.

3. Your annual registered fee of $50 is due on the anniversary month of your corporation. If the registered agent fee is not received by the due date, a $25 late penalty will be imposed. Failure to pay the registered agent fee within 3 months of the due date may lead to the loss of your registered agent, which could cause your company to become forfeit with Delaware.

We would like to thank you once again, and wish you the best of luck. You can help us by telling a friend or business associate about our services. We work hard to keep things simple for you and your associates when it's time to incorporate.

Sincerely,

Filing Department
Harvard Business Services, Inc.

CERTIFICATE OF FORMATION
OF
Kings Crowd LLC

(A Delaware Limited Liability Company)

First: The name of the limited liability company is: Kings Crowd LLC

Second: Its registered office in the State of Delaware is located at 16192 Coastal Highway, Lewes, Delaware 19958, County of Sussex. The registered agent in charge thereof is Harvard Business Services, Inc.

IN WITNESS WHEREOF, the undersigned, being fully authorized to execute and file this document have signed below and executed this Certificate of Formation on this December 14, 2017.

Harvard Business Services, Inc., Authorized Person
By: Richard H. Bell, II, President

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:43 PM 12/14/2017
FILED 04:43 PM 12/14/2017
SR 20177583831 - File Number 6662790

STATEMENT OF AUTHORIZED PERSON
****

IN LIEU OF ORGANIZATIONAL MEETING
FOR
Kings Crowd LLC
December 14, 2017

We, Harvard Business Services, Inc., the Authorized Person of Kings Crowd LLC -- a Delaware Limited Liability Company -- hereby adopt the following resolution pursuant to Section 18-201 of the Delaware Limited Liability Company Act:

Resolved: That the Certificate of Formation of Kings Crowd LLC was filed with the Secretary of State of Delaware on December 14, 2017.

Resolved: That on December 14, 2017 the following persons were appointed as the initial Members of the Limited Liability Company until their successors are elected and qualify:

CODELAW LLC

Resolved: That the undersigned signatory hereby resigns as the authorized person of the above named Limited Liability Company.

This resolution shall be filed in the minute book of the company.

Harvard Business Services, Inc., Authorized Person
By: Richard H. Bell, II, President

*** This document is not part of the public record. Keep it in a safe place. ***

HARVARD'S ADDITIONAL SERVICES

Did you know we offer many services other than formation/registered agent services? Below is a description of some of our popular services:

Foreign Qualification:
Many companies choose Delaware as their State of formation to take advantage of the strong corporate law structure but they do not actually do business in the State of Delaware. If your business will operate in a State other than the State of Delaware, a foreign qualification filing will typically be required. This filing allows a company to transact business in a jurisdiction other than where it was formed. Since every State has their own requirements to foreign qualify, let HBS take care of this detail for you.

Good Standing Certificates (Also known as Certificates of Existence):
A certificate of good standing may be required by many different parties, such as banks or different States. We can obtain a good standing from the State of Delaware for you from the State of Delaware. You may place the order online, www.delawareinc.com/gstanding or contact us by email, phone or fax.

Tax ID Service:
We can obtain the Federal Tax Identification Number for your Delaware Corporation or LLC. The Federal Tax Identification Number, also known as a company's "EIN", is mandatory for opening US bank accounts, obtaining loans, hiring employees, or conducting business in the United States. Our service eliminates the hassle of dealing with the IRS.

Mail Forwarding Services:

Virtual Office Mail Forwarding & Telephone
Our best Mail Forwarding package includes the authorization to use our address as your mailing address as well as your own Delaware telephone number. We will scan all of your incoming mail and email it to you. You will receive a Delaware phone number (302 area code) that will automatically be forwarded to any domestic phone number you provide so that your clients may contact you.

Basic 6 & Basic 25 Mail Forwarding
Pay for 6 or 25 email scans to be used as needed. We scan each piece of mail received, email it to you and hold the physical mail for one (1) week. Within that timeframe, you can request to have the mail sent to you. After one (1) week, the mail is securely shredded on site. As long as your company is active under our Delaware Registered Agent service, there is no time limit as to when you can use your scan credits.

Airplane & Yacht Mail Forwarding
Use our address to receive Federal Aviation Administration (FAA) Aircraft and/or Department of Natural Resources (DNREC) Boat Registrations. We will scan your mail, email it to you and physically forward registrations to your address on file.

You may place the order online at: www.delawareinc.com/ourservices/mail-forwarding/

Many of our other services can be found on our website: www.delawareinc.com/ourservices. To initiate any of the above services, please call 1-800-345-2677 ext. 6911 or 302-645-7400 ext. 6911. You may also send an email request to info@delawareinc.com.



HARVARD BUSINESS SERVICES, INC.
16192 COASTAL HIGHWAY
LEWES, DELAWARE 19958-9776
Phone: (302) 645-7400 (800)-345-2677
Fax: (302) 645-1280
www.delawareinc.com

ACCOUNT:

Mr. Thomas Carmody
745 Atlantic Ave
Boston MA, 02210

December 18, 2017

RECEIPT:

Kings Crowd LLC
Delaware Division of Corporations file # 6662790
Record ID # 342789

Service Provided:

Formation	$179.00

AMOUNT PAID: $179.00

PAID IN FULL

***** Keep this receipt for your records *****